Fisher Communications, Inc.

March 29, 2011

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Investment Management

100 F Street, N.E.

Washington, D.C. 20549

Attn: Mellissa Campbell Duru

Re: Fisher Communications, Inc.

Preliminary Proxy Statement on Schedule 14A

Filed March 18, 2011

File No. 0-22439

Dear Ms. Duru:

This letter sets forth our response to the comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) contained in your letter dated March 25, 2011 (the “Comment Letter”) with respect to the preliminary proxy statement (the “Preliminary Proxy Statement”) for Fisher Communications, Inc. (the “Registrant”) filed with the Commission on March 18, 2011.

Our responses are set forth below and are numbered to correspond to the numbers of the Comment Letter. For ease of reference, we have excerpted the Staff’s comments below in italics. Unless otherwise specified, all page numbers referenced in our responses refer to the amended preliminary proxy statement for the Registrant filed with the Commission on March 30, 2011 (the “Amended Proxy Statement”) (as distinguished from page references in the Staff’s comments, which refer to the page numbers of the Preliminary Proxy Statement).

General

1.	Please revise the form of proxy card to clearly mark it as a “Preliminary Copy.” Refer to Rule 14a-6(e)(1).

Response

In response to the Staff’s comment, the Registrant has made the requested change to the form of proxy card to clearly mark it as a “Preliminary Copy.”

2.	Please include information as of the most reasonable practicable date. For example, revise to update information required by Item 5(b) of Schedule 14A.

Response

In response to the Staff’s comment, the Registrant has included updated information as of March 28, 2011 for the ages of our director candidates, continuing directors and executive officers and through March 28, 2011 for transactional information provided in Appendix I. The Registrant believes it is appropriate to provide information regarding

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beneficial share ownership information and aggregate number of outstanding shares as of the record date for its 2011 annual meeting of shareholders, which is March 9, 2011, as this provides the most relevant information to the Registrant’s shareholders. The Registrant believes that providing more recent such information as of a date other than the record date may be confusing to its shareholders.

3.	You state that, unless a shareholder provides specific voting instructions to his or her broker, the broker will not have discretionary authority to vote the shareholder’s shares of common stock on any of the items on the agenda except proposal No. 2, ratification of the appointment of Pricewaterhouse Coopers LLP. It is our understanding that in a contested election, a broker does not have discretionary authority to vote on any proposals to be voted on at the meeting, whether routine or not. Please provide support for your assertion, or revise your disclosure as necessary.

Response

NYSE Rule 452 provides in relevant part that “[a] member organization which has transmitted proxy soliciting material to the beneficial owner of stock …, and which has not received instructions from the beneficial owner…, may give or authorize the giving of a proxy to vote such stock, provided the person in the member organization giving or authorizing the giving of the proxy has no knowledge of any contest as to the action to be taken at the meeting and provided such action is adequately disclosed to stockholders and does not include authorization for a merger, consolidation or any other matter which may affect substantially the rights or privileges of such stock.” The Registrant believes that the term “action,” as used in such rule, means a particular proposal or item to be voted upon. This interpretation appears to be reflected in the Additional Material to NYSE Rule 452, which specifies in that “[g]enerally speaking, a member organization may not give or authorize a proxy to vote without instructions from beneficial owners when the matter to be voted upon: … is the subject of a counter-solicitation, or is part of a proposal made by a stockholder which is being opposed by management (i.e., a contest)….” The Registrant believes that the use of the phrase “matter to be voted upon” in this Additional Material clarifies that the analysis should be undertaken on a proposal-by-proposal basis. The Registrant believes that such interpretation is also supported in the Commission’s Release No. 34-60215 (July 1, 2009), adopting amendments to Rule 452, which paraphrases Rule 452 on page 5 thereof as follows: “brokers may vote on behalf of beneficial shareholders on certain matters where there is no contest and the item does not include authorization for a merger, consolidation, or any matter which may substantially affect the rights or privileges of the stock.” In comparing this paraphrased text to the actual text of Rule 452, the Registrant notes that the terms “action”, “matter” and “item” appear to be used interchangeably to refer to a particular proposal presented to the shareholders for voting.

In addition, based on a review of the preliminary proxy statement filed by FrontFour with the Commission, the Registrant notes that FrontFour intends to recommend that the Registrant’s shareholders vote “FOR” proposal No. 2.

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4.	Please provide a brief background discussion of the material contacts the company has had with the FrontFour parties, including Mr. Lorber in connection with, and leading up to, the current proxy contest.

Response

In response to the Staff’s comment, the Registrant has included additional disclosure on page 1 of the Amended Proxy Statement to clarify that it did not have any communications relating to alternative director candidates or similar matters with any of the FrontFour parties, including Mr. Lorber, prior to receiving the notice from FrontFour that informed the Registrant that FontFour intended to nominate four competing director candidates.

“Who is soliciting my vote.” page 1

5.	It appears that you intend to solicit proxies by regular and electronic mail, telephone, facsimile or personal interview. Consistent with Item 4(b)( I) of Schedule 14A, please clarify all other means, inclusive of press releases and / or electronic means that will be used to solicit proxies. See our comments below.

Response

In response to the Staff’s comment, the Registrant has included additional disclosure on page 1 of the Amended Proxy Statement to clarify all other means that will be used to solicit proxies.

6.	Please be advised that all written soliciting materials, including any e-mails or scripts to be used in soliciting proxies must be filed under the cover of Schedule l4A on the date of first use. Refer to Rule 14a-6(b) and (c). Please confirm your understanding.

Response

The Registrant hereby confirms its understanding that all written soliciting materials, including any e-mails or scripts to be used in soliciting proxies must be filed under the cover of Schedule l4A on the date of first use.

7.	Further to our comments above. Please inform us of whether you also plan to solicit proxies via internet chat rooms and tell us which websites you plan to utilize. Please advise us of your plans, if any, to comply with Rules 14a-6, 14a-9 and 14a-12 for any such online communications.

Response

The Registrant hereby supplementally informs the Staff that it does not plan to solicit proxies for its 2011 annual meeting of shareholders via any internet chat room.

“What vote is required to approve each item . .,” page 5

8.

We note reference to an arrangement reached between the company and FrontFour parties regarding how the company will determine which nominee is assigned to either Class III or Class I directors based on (1) whether Mr. Cassara is amongst the four

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elected nominees and (2) whether an insurgent or company nominee receives the fourth highest vote total. Supplementally expand your disclosure to address when and how such an arrangement was negotiated.

Response

The Registrant hereby supplementally advises the Staff that such arrangement was negotiated by email correspondence between the Registrant’s counsel and FrontFour’s counsel between March 7, 2011 and March 11, 2011. During a telephonic conversation between Messrs. Bible and Lorber on February 24, 2011, Mr. Bible (who serves as the Chair of the Registrant’s Nominating and Corporate Governance Committee) had suggested to Mr. Lorber that such negotiations take place.

9.	Further clarify what will occur if Mr. Cassara is not amongst the persons elected and a FrontFour candidate receives the fourth highest vote total.

Response

In response to the Staff’s comment, the Registrant has included additional disclosure on page 5 of the Amended Proxy Statement to clarify what will occur if Mr. Cassara is not amongst the persons elected and a FrontFour candidate receives the fourth highest vote total.

10.	Further to our comments above. Please supplement your disclosure to describe any relevant provisions of your constitutive documents, state law and / or relevant case law that permit the company to assign a particular nominee to Class I after votes are tabulated in the manner described in the proxy statement.

Response

The Registrant supplementally advises the Staff that the Registrant’s Restated Articles of Incorporation and the provisions of the Washington Business Corporation Act dealing with staggered terms for directors, RCW 23B.08.060, require that each class of the Registrant’s board of directors have a minimum of three directors. The Registrant is not aware of any Washington state law or case law specifically addressing the assignment of nominees to classes when directors are elected pursuant to cumulative voting in a contested election involving nominees for more than one class of directors.

11.

Please see our prior comments. Rule 14a-4(a)(3) requires that the form of proxy “identify clearly and impartially each separate matter intended to be acted upon, whether or not related to or conditioned on the approval of other matters.” In that regard, it would appear that in seeking shareholder approval to elect four nominees to the Board, you are also seeking shareholder approval to assign a particular nominee to a particular class of directors after giving effect to cumulative voting results. Further, if Mr. Cassara is amongst the four nominees elected, you appear to be seeking the authority to re-assign Mr. Cassara to Class 1, irrespective of whether he received more than the fourth highest vote. It would appear that these proposals should be disaggregated and set forth as separate matters. Please revise or advise us of the consideration you have given to disaggregating from Proposal 1 the separate matter of class assignment and possible re-

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appointment of Mr. Cassara as a Class I nominee under the circumstances described. We may have further comment.

Response

The Registrant hereby supplementally confirms to the Staff that its board has nominated Mr. Cassara to serve as a Class 1 director and has nominated its other director candidates to serve as Class 3 directors. Class designations are an integral part of the nominations process of the Board and do not require separate shareholder authorization. Therefore, the Board is not seeking authority from its shareholders to assign or re-assign any particular director candidate to Class 1. As disclosed on page 7 of the Amended Proxy Statement, Mr. Cassara is a current Class 1 director who was elected by the Board in February 2011 to fill a Class 1 vacancy. Furthermore, the arrangement pursuant to which a director candidate other than Mr. Cassara would serve as a Class 1 director was agreed to in the event of a contingency where fewer than all of the Registrant’s nominees or fewer than all of FrontFour’s nominees are elected and would apply only if Mr. Cassara was not among the candidates elected. Accordingly, the Registrant is not seeking shareholder authority to re-assign Mr. Cassara to serve as a Class 1 director. It is therefore not necessary and would be confusing to shareholders to set out class designations for any director candidate as a separate proposal.

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Further, as requested in the Comment Letter, the Registrant acknowledges on behalf of itself and the other participants the following:

•	the participants are responsible for the adequacy and accuracy of the disclosure in the proxy statement for the Registrant’s 2011 Annual Meeting of Shareholders (the “Filing”);

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the Filing; and

•	the participants may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We hope that the foregoing responses adequately address the Staff’s comments. Should you have any further questions or comments or require additional information, please do not hesitate to contact me at (206) 404-4884.

Very truly yours,

/s/ Christopher J. Bellavia

Christopher J. Bellavia

Senior Vice President, General Counsel & Secretary

cc: Andrew Bor, Perkins Coie LLP